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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                             STEARNS & LEHMAN, INC.
                             ----------------------
                                (Name of Issuer)

                           COMMON SHARES, no par value
                         ------------------------------
                         (Title of Class of Securities)

                                   857890 10 7
                                 --------------
                                 (CUSIP Number)

                               William C. Stearns
                             Stearns & Lehman, Inc.
                               30 Paragon Parkway
                              Mansfield, Ohio 44903
                                 (419) 522-2722

-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 25, 1997
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

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                                  SCHEDULE 13D

CUSIP NO. 857890 10 7

1.  NAME OF REPORTING PERSON                                 William D. Stearns
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
                                                                   (a)   [   ]
                                                                   (b)   [ X ]


3.  SEC USE ONLY


4.  SOURCE OF FUNDS                                                00


5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                       [   ]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION               United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER:                                 614,391 common shares

8.  SHARED VOTING POWER:                               -0-

9.  SOLE DISPOSITIVE POWER:                            614,391 common shares

10. SHARED DISPOSITIVE POWER:                          -0-

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON:                                  614,391 common shares

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES:                           [   ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT
    IN ROW (11):                                       18.7%

14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):       IN

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Item 1.  Security and Issuer.
-----------------------------

                  This Schedule 13D relates to common shares, no par value (the "Common Shares"), of Stearns & Lehman, Inc., an Ohio corporation (the "Issuer"), the principal executive offices of which are located at 30 Paragon Parkway, Mansfield, Ohio 44903.


Item 2.  Identity and Background.
---------------------------------

                  The following sets forth certain information regarding the reporting person:

a)       Name - William C. Stearns

b)       Business Address -30 Paragon Parkway, Mansfield, Ohio 44903.

c) Principal Occupation and Employer - President, Treasurer and Director of Stearns & Lehman, Inc., 30 Paragon Parkway, Mansfield, Ohio 44903, a manufacturer and marketer of specialty food products, including coffee and espresso flavoring, syrups, oils and toppings, extracts, flavorings, sauces, dressings and specialty sugars.

d) During the last five years, the reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e) During the last five years, the reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f)       The reporting person is a citizen of the United States of America.


Item 3.  Source and Amount of Funds or Other Consideration.
-----------------------------------------------------------

                  N/A


Item 4.  Purpose of Transaction
-------------------------------

                  On July 15, 1997, the reporting person sold 30,000 Common Shares in the open market for $4.75 per Common Share. On September 25, 1997, the reporting person sold 30,000 Common Shares in the open market for $5.00 per Common Share. On December 1, 1997, the reporting person sold 5,000 Common Shares in the open market for $5.125 per Common Share. On December 2, 1997, the reporting person sold 2,625 Common Shares in the open market at $5.25 per Common Share. All sales discussed above were made in accordance with Rule 144. The reporting person has no plans or proposals which relate to or would result in any of the events or changes described in sub-items (a) through (j) of Item 4 of
Schedule 13D.

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Item 5.  Interest in Securities of the Issuer.
----------------------------------------------

(a) and (b)   The aggregate number and percentage of Common Shares
              beneficially owned by the reporting person as of January 9, 1998, and the nature of such ownership is as follows:

                                     NATURE OF                      PERCENT
   COMMON SHARES               BENEFICIAL OWNERSHIP              OF CLASS (1)
 ------------------------------------------------------------------------------
      614,391            Sole Voting and Sole Dispositive            18.7%

---------------

(1) Does not include 681,916 Common Shares held by the wife of the reporting person with respect to which the reporting person disclaims beneficial ownership and has no voting or investment power.

         (c) Other than the transactions reported in Item 4, the reporting person has not effected any transactions in Common Shares during the past sixty days.

         (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by the reporting person as set forth in Item 11 of the cover page to this
                  Schedule 13D.

         (d)      Not Applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
--------------------------------------------------------------------------------
Securities of the Issuer.
-------------------------

                  There are no contracts, arrangements, understandings or relationships (legal or otherwise) not disclosed in Item 5 between the reporting person and any other person with respect to any securities of the Issuer.


Item 7.  Material to be filed as Exhibits.
------------------------------------------

                  None.



                                    SIGNATURE
                                    ---------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:    January 15, 1998                            /s/ William C. Stearns
                                                     --------------------------
                                                     William C. Stearns

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